VimpelCom B.V.
Teleportboulevard 140
1043 EJ Amsterdam
The Netherlands
Tel: +31-20-540 58 00
Fax +31-20-644 70 11



TO:      Corporate Trust Office
         Bank of New York
         101 Barclay Street
         Floor 21 West
         New York, NY 10286

CC:      Corporate Trust Office
         Bank of New York
         One Canada Square
         London E14 5AL
         England




                              NOTICE OF REDEMPTION



Reference is made to that certain Indenture (the "Indenture") dated as of July 28, 2000 by and among VimpelCom B.V., a Netherlands private company with limited liability and its corporate seat in Amsterdam, the Netherlands (as the "Issuer"), Open Joint Stock Company "Vimpel-Communications", an open joint stock company organized and registered under the laws of the Russian Federation (as the "Guarantor") and the Bank of New York, a New York banking corporation (as "Trustee"), executed in connection with the issuance of up to US$75,000,000 of the Issuer's 5.5% Senior Convertible Notes due 2005 (the "Securities"). Capitalized terms used in this notice, but not otherwise defined, will have the meaning assigned to such terms in the Indenture.


1. Call for Redemption. The Issuer hereby elects to exercise its option for the redemption of the Securities in accordance with Section 4.2 of the Indenture and requests the Trustee to give the Notice of Redemption to the Holders of Securities in accordance with Section 4.4 of the Indenture.

2. Securities to be Redeemed. 5.5% Senior Convertible Notes of the Issuer due 2005.

3. Redemption Date. The Issuer hereby fixes December 22, 2003 as the Redemption Date.

4. Redemption Price. In accordance with Section 4.2 of the Indenture, the Redemption Price will be equal to the Accreted Value specified in the Indenture, together in each case with accrued and unpaid Cash Interest and Additional Amounts, if any.

Based on the calculations provided below the Redemption Price for each US$1,000 principal amount of Securities as of December 22, 2003 shall be equal to US$1,241.76 (One thousand Two hundred and Forty One and 76/100 United States Dollars):

(a) Accreted Value for each US$1,000 principal amount of
Securities as of December 22, 2003                                    US$1219.76
(One thousand Two hundred and Nineteen and 76/100 United States Dollars)

(b) Accrued and unpaid interest for each US$1,000 principal
amount of Securities as of December 22, 2003                            US$22.00
(Twenty Two and 0/100 United States Dollars)

(c) Additional Amounts None

     5. Place of Payment. The Bank of New York, One Canada Square, London E14 5AL, England.

6. Payment. The payment will be made upon presentation and surrender of the Securities.

7. Conversion. A Holder of a Security at its option may convert such Security into ADSs of the Guarantor at a conversion price of US$ 27.0312 per ADS, subject to adjustments. This is equivalent to a conversion ratio of approximately
36.9943 ADSs for each US$1,000 principal amount of Securities. The Issuer will not deliver fractional Guarantor ADSs upon conversion of the Securities. In lieu thereof, the Issuer will pay an amount in cash based upon the Daily Market Price of the Guarantor ADSs on the Trading Day prior to the Conversion Date.

The Securities will cease to be convertible at 5:00 p.m. New York time on December 17, 2003.

8. Redemption. Prior to 10.00 a.m. New York time on the Redemption Date the Issuer will deposit with the Trustee an amount of money sufficient to redeem all the Securities called for redemption at the appropriate Redemption Price, together with accrued and unpaid Cash Interest and Additional Amounts, if any, to the Redemption Date. So long as such amounts are paid, then interest will cease to accrue on the Securities on or after the Redemption Date.


IN WITNESS WHEREOF, the Issuer has caused this Notice of Redemption to be executed as of the 19th day of November 2003.


VimpelCom B.V.

By:    /s/ Alexander V. Izosimov
       -------------------------
Name:  Alexander V. Izosimov
Title: CEO and General Director of OJSC "Vimpel-Communications"